Goodwin Procter LLP 601 Marshall Street Redwood City, CA 94063	T: 650.752.3100 F: 650.472.6021 goodwinprocter.com

February 18, 2021

VIA EDGAR and federal express

Office of Energy & Transportation Division of Corporation Finance U.S. Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549

Re:	Property Solutions Acquisition Corp. II

Registration Statement on Form S-1

Filed February 5, 2021

File No. 333-252763

Ladies and Gentlemen:

This letter is being submitted on behalf of Property Solutions Acquisition Corp. II (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1, filed on February 5, 2021 (the “Registration Statement”), as set forth in the Staff’s letter dated February 17, 2021 (the “Comment Letter”). In response to the Staff’s Comment Letter, the Company has revised the Registration Statement and is filing an Amendment No. 1 to the Registration Statement on Form S-1/A (“Amendment No. 1”), which includes changes to reflect responses to the Staff’s comments, via EDGAR concurrently with this response letter.

For references purposes, the text of the Comment Letter has been reproduced herein with the response below to the Staff’s comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to Amendment No. 1. Defined terms used herein but not otherwise defined shall have the meaning set forth in Amendment No. 1 unless otherwise specified.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via courier four (4) copies of each of this letter and Amendment No. 1 (marked to show changes from the Registration Statement).

Form S-1 Filed February 5, 2021

Dilution, page 62

1.	We note you disclose in the second paragraph that after giving effects to the sales of the Class A common shares included in the units you are offering in this prospectus and in the private placement units, your pro forma net tangible book value at December 31, 2020 would represent an immediate increase of $0.59 per share (without over-allotment) to your sponsor, while the table following this paragraph shows $0.61 per share. Please revise the inconsistency.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 63 of Amendment No. 1 to address the Staff’s comment.

Division of Corporation Finance

February 18, 2021

Financial Statements

Balance Sheet as of December 31, 2020, page F-3

2.	We note that your Stockholders’ Equity does not foot to a correct balance, and that your Total Assets balance does not equal your Total Liabilities and Stockholders’ Equity balance. Please revise.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page F-3 of Amendment No. 1 to address the Staff’s comment.

Exhibit 23.1 - Independent Registered Public Accounting Firm’s Consent, page II-7

3.	We note that your auditor’s consent refers to audit of your financial statements as of December 31, 2021 instead of December 31, 2020. Please have your auditor revise the date.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has had its auditor revise Exhibit 23.1 to address the Staff’s comment.

Division of Corporation Finance

February 18, 2021

Exhibit 4.4, page II-7

4.	We note that the form of warrant agreement filed as Exhibit 4.4 provides that the company agrees that any action, proceeding or claim against it arising out of or relating in any way to the agreement shall be brought and enforced in the courts of the State of New York or the United States District Courts located in the State of New York, and irrevocably submits to such jurisdiction, “which jurisdiction shall be exclusive.” We also note that the company waives any objection to such “exclusive” jurisdiction. If this provision requires investors in this offering to bring any such action, proceeding or claim in the courts of the State of New York or the United States District Courts located in the State of New York, please disclose such provision in your registration statement, and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If the provision applies to actions arising under the Securities Act or Exchange Act, please also add related risk factor disclosure. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the provision in the warrant agreement states this clearly.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has added disclosure on pages 117-118 of Amendment No. 1 to address the Staff’s comment. The Company has also added related risk factor disclosure on pages 44-46 of Amendment No. 1 to address the Staff’s comment.

* * *

Division of Corporation Finance

February 18, 2021

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact Daniel J. Espinoza at (650) 752-3152 or DEspinoza@goodwinlaw.com.

Sincerely,

/s/ Dan Espinoza
Goodwin Procter LLP

cc:	Jordan Vogel, Co-Chief Executive Officer, Property Solutions Acquisition Corp. II
Aaron Feldman, Co-Chief Executive Officer, Property Solutions Acquisition Corp. II
Jocelyn Arel, Goodwin Procter LLP
Audrey Leigh, Goodwin Procter LLP